UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on December 27, 2024, NETCLASS TECHNOLOGY INC (the “Company”) dismissed its independent registered auditor, Marcum Asia CPAs LLP (“Marcum Asia”), which action was approved and ratified by the Company’s Board of Directors on December 30, 2024.

(ii)	The reports of Marcum Asia CPAs LLP on the financial statements of the Company for the fiscal years ended September 30, 2023 and 2022 and related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended September 30, 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended September 30, 2024 and through December 27, 2024, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure and the lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements, (ii) the lack of sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner, (iii) the lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities, which has been disclosed in the Company’s registration statement on Form F-1 (File No. 333-278224).

(v)	The Company provided Marcum Asia CPAs LLP with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On December 30, 2024, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Wei, Wei &Co., LLP as its new independent registered public accounting firm to audit the Company’s financial statements, effective December 29, 2024. During the two most recent fiscal years ended September 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Wei, Wei &Co., LLP, neither the Company, nor someone on its behalf, has consulted Wei, Wei &Co., LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: December 30, 2024	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Marcum Asia CPAs LLP addressed to the U.S. Securities and Exchange Commission